Room 4561

      December 2, 2005

Mr. Larry Bercovich
SVP, General Counsel and Secretary
Portal Software, Inc.
10200 South De Anza Boulevard
Cupertino, CA 95014

      Re:	Portal Software, Inc.
		Form 8-K
      Filed November 28, 2005
      File No. 000-25829

Dear Mr. Bercovich,

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on November 28, 2005

Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review
1. Your disclosure indicates that you consulted with your independent auditors when concluding that your financial statements should no longer be relied upon. However, pursuant to Item 4.02(a)(3) you are required to provide a statement whether the audit committee, or board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the registrant`s independent accountant the matters disclosed in the filing. Revise to provide this required disclosure.
2. We note you concluded that your financial statements for the first, second and third quarters of fiscal year 2005 should no longer be relied upon because of certain errors in such financial statements, which based on your disclosure, fall into four categories. It is not apparent from your disclosure why the errors identified only impact your fiscal year 2005 interim financial statements. Therefore, tell us how you determined that the errors relating to each of the four issues identified did not have a material impact on periods prior to the first quarter of fiscal year
2005.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Chris White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments.


								Sincerely,



								Stephen Krikorian
								Accounting Branch Chief
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Mr. Larry Bercovich
Portal Software, Inc.
December 2, 2005
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